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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

NACEL ENERGY CORPORATION

(Name of Issuer)

Common Stock
(Title of Class of Securities)

62957N102

(CUSIP Number)

Daniel W. Leach
1128 12th Street, Suite B, Cody, WY 82414

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Daniel W. Leach
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 250,000
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 250,000
	10.	Shared Dispositive Power N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 1.2%
14.	Type of Reporting Person (See Instructions): IN

ITEM 1. Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Nacel Energy Corporation, a Delaware corporation (“Nacel”). The principal executive office of Nacel as of the date of the issuance of the stock that is the subject of this filing was located at 1128 12th Street, Suite B, Cody, WY 82414.

This Amendment No. 1 to Schedule 13D is being filed by Daniel W. Leach and amends and supplements the Schedule 13D filed on September 18, 2008. The items identified below are hereby amended and restated in their entirety. Except as otherwise provided herein, all items of the Schedule 13D filed on September 18, 2008 remain unchanged. Mr. Leach is filing this Amendment No. 1 to Schedule 13D in connection with the disposition by Mr. Leach of 1,000,000 shares of Common Stock in a private sale to Mr. Scott Marshall on December 9, 2008. As a result of this disposition, Mr. Leach ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 3. Source and Amount of Funds or Other Consideration

The initial issuance of 1,000,000 shares of Common Stock to Darby Investments LLC (“Darby”), which is owned by Mr. Leach, was consideration for Darby’s agreement to develop on behalf of Nacel four wind power projects (“Projects”) pursuant to a Stock Transfer Agreement (“STA”) entered into between Darby and Mr. Murray Fleming, Director, Treasurer and Secretary of Nacel, on or about March 15, 2008 and dated effective January 7, 2008. In addition, Mr. Leach received a grant of 250,000 shares from Nacel as a bonus following his agreement to become an officer and director on June 2, 2008. Mr. Leach resigned as an officer and director on July 18, 2008 and subsequently sold 1,000,000 shares of Common Stock to Mr. Marshall on December 9, 2008 in a private transaction.

ITEM 5. Interest in Securities of the Issuer

(a) Mr. Daniel W. Leach, individually and through Darby, beneficially owns 250,000 shares of Common Stock. The shares of Common Stock beneficially owned by Mr. Leach constitute approximately 1.2% of the total number of shares of Common Stock of Nacel. This percentage is based upon 21,666,000 shares of Common Stock outstanding as of November 11, 2008, as set forth in Nacel’s Form 10-Q quarterly report filed for the quarter ended September 30, 2008.

(c) Mr. Leach has effected no transactions in the Common Stock in the 60 days prior to the date of the event that required filing of this Amendment No. 1 to Schedule 13D.

(e) Mr. Leach ceased to be the beneficial owner of more than five percent of the Common Stock on December 9, 2008, as a result of a sale of 1,000,000 shares of Common Stock to Mr. Marshall in a private transaction.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Leach discloses the following information relating to Nacel, based on his personal knowledge, as of the date of this Amendment No. 1 to Schedule 13D:

(1)     Mr. Leach has provided testimony to the Staff of the Division of Enforcement of the Securities and Exchange Commission (“SEC”) in connection with its investigation of Nacel, including Nacel’s public disclosures in the form of public filings, press releases and analyst reports, and transactions of its stock by shareholders. Mr. Leach understands that the SEC’s investigation remains ongoing.

(2)     Nacel and Mr. Leach remain in disagreement over certain issues relating to the Projects that were the subject of the STA. The Projects were at a concept stage and Mr. Leach believes that no wind development or land rights agreements had been negotiated or secured at the time of the STA.

(3)     During his brief tenure with Nacel, Mr. Leach worked to begin the pre-development process with respect to the Projects. As of July 18, 2008, the date of Mr. Leach’s resignation as an officer and director of Nacel, the Projects remained at a concept stage.

(4)     Mr. Leach has asserted claims against Nacel for the indemnification of his legal fees and expenses arising out of the SEC’s investigation of Nacel and any related actions. Such claims remain pending.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2008

By:	/s/ Daniel W. Leach
Daniel W. Leach